Exhibit 4.8

Extension Agreement for Loan Contract

Party A (Borrower): Shanxi Jinxuan Investment Co., Ltd.

Party B (Lender): Guo Xiangyang

Unless otherwise stated, all terms used in this Extension Agreement for Loan Contract (“this Agreement”) shall have definitions set out in the Loan Contract dated September 9, 2017 by and between Liulin County Junhao Coal Coke Trading Co., Ltd. (the former name of “Shanxi Jinxuan Investment Co., Ltd.”) and Guo Xiangyang (hereinafter referred to as the “Original Contract”), the Extension Agreement for Loan Contract dated December 20, 2017, and the Extension Agreement for Loan Contract dated January 1, 2019.

Whereas,

The loan term specified in Paragraph 1 of Article 2 of the Original Contract is about to expire. Based on the principle of mutual benefit and reciprocity, Party A and Party B enter into this Agreement through amicable consultation and in light of the actual situation to amend certain clauses of the Original Contract.

I. Amendment is made to the following clauses as follows:

Article 2 Loan Term and Loan Disbursement

1. The original loan term that starts on September 10, 2017 and ends on December 31, 2019 is extended to end on December 31, 2020.

II. This Agreement, after taking effect, shall constitute an integral part of the Original Contract, and shall have the same legal force with the Original Contract.

Except as expressly amended by this Agreement, remaining provisions of the Original Contract shall remain in full force and effect.

In case of any conflict between this Agreement and the Original Contract, this Agreement shall prevail.

III. This Agreement is made in duplicate, with each party holding one (1) copy of the same legal effect, and shall become effective as of the date it is signed and stamped by the parties.

Party A: Shanxi Jinxuan Investment Co., Ltd.

Party B: Guo Xiangyang

Date of Signing: January 1, 2020

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